SO 6/15/05


SEC MAIL
RECEIVED
PROCESSING
MAY 27 2005
WASH, D.C.
199
SECTION

SECURITI



05042104

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SEC FILE NUMBER
8- 66222

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/04 (MM/DD/YY) AND ENDING 03/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ACME SECURITIES INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1155 RENE LEVESQUE BLVD. WEST SU
(No. and Street)

MONTREAL (City) QUEBEC (State) CANADA H3B 2H7 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRENDA DRISDELLE 416-361-3031
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FELDMAN & ASSOCIATES, LLP
(Name – *if individual, state last, first, middle name*)

37 MAITLAND STREET (Address) TORONTO ONTARIO CANADA (City) (State) M4Y 1C8 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 20 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

6/17

6/16

OATH OR AFFIRMATION

I, BRENDA DRISDELLE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ACME SECURITIES INC., as of MARCH 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A



Signature

VICE-PRESIDENT
Title



Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- N/A ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- N/A ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- N/A ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements of

ACME SECURITIES INC.

Year Ended March 31, 2005
(Prepared in United States Dollars)

Maitland House | 37 Maitland Street
Toronto | Ontario | M4Y 1C8
tel 416 924 4900
fax 416 924 9377
feldmanca@idirect.ca

FELDMAN & ASSOCIATES, LLP
CHARTERED ACCOUNTANTS

AUDITORS' REPORT TO THE SHAREHOLDER

We have audited the balance sheet of Acme Securities Inc. as at March 31, 2005 and the statements of operations and retained earnings, cash flows, computation of net capital and statement of changes in shareholder's equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2005 and the result of its operations and its cash flow for the year then ended in accordance with Canadian generally accepted accounting principles.



Toronto, Canada
May 26, 2005

Chartered Accountants

ACME SECURITIES INC.

Balance Sheet

March 31, 2005
(Prepared in United States Dollars)

	2005	2004

Assets

Current:		
Cash	$201,142	$139,989
Deposit with North American Clearing Inc. (note 2)	10,036	-
	211,178	139,989
Capital assets (note 3)	4,324	-
	$215,502	$139,989

Liabilities and Shareholder's Equity

Current:		
Accounts payable and accrued liabilities	$ 18,803	$ -
Income tax payable	1,900	-
Due to parent company (note 4)	6,238	-
	26,941	-
Shareholder's equity:		
Capital stock (note 5)	178,500	145,000
Retained earnings (deficit)	10,061	(5,011)
	188,561	139,989
	$215,502	$139,989

See accompanying notes to financial statements.

On behalf of the Board:


Director


Director

ACME SECURITIES INC.

Statement of Operations and Retained Earnings

Year ended March 31, 2005
(Prepared in United States Dollars)

	2005	2004
Revenue:		
Commissions	$69,787	$ -
Interest and foreign exchange	1,610	8
	71,397	8
Expenses:		
Salaries	4,979	-
Trade tickets	22,824	-
Registration and exchange charges	10,664	5,000
Occupancy costs	3,250	-
Office and general	12,111	19
Depreciation	597	-
	54,425	5,019
Net Income (loss) before income taxes	16,972	(5,011)
Income taxes	1,900	-
Net income (loss)	15,072	(5,011)
Retained earnings (deficit), beginning of year	(5,011)	-
Retained earnings (deficit), end of year	$10,061	$(5,011)

See accompanying notes to financial statements.

ACME SECURITIES INC.

Statements of Cash Flow

Year ended March 31, 2005
(Prepared in United States Dollars)

	2005	2004
Cash flows from operating activities:		
Net income (loss)	$ 15,072	$(5,011)
Items not involving cash:		
Depreciation	597	-
	15,669	(5,011)
Changes in non-cash operating working capital:		
Deposit with clearing corporation	(10,036)	-
Accounts payable and accrued liabilities	18,803	-
Income tax payable	1,900	-
Due to parent company	6,238	-
Cash flows from operating activities	32,574	(5,011)
Cash flows from financing activities:		
Issuance of common shares	33,500	145,000
Cash flows from investing activities:		
Purchase of capital assets	(4,921)	-
Increase in cash	61,153	139,989
Cash, beginning of year	139,989	-
Cash, end of year	$201,142	$139,989
Supplemental cash flow information:		
Interest paid	$ -	$ -
Income taxes paid	$ -	-

See accompanying notes to financial statements.

ACME SECURITIES INC.

Notes to Financial Statements

Year ended March 31, 2005
(Prepared in United States Dollars)

Acme Securities Inc. (the "Company") was incorporated under the laws of the Province of Quebec, Canada on April 11, 2003 and is registered with the Securities Exchange Commission as a broker dealer and engages in the business of providing securities and investment services to customers.

These financial statements are prepared in United States dollars. These financial statements are prepared in accordance with Canadian generally accepted accounting principles and also represents in all material respect the accounting principles used in the United States.

1. Significant accounting policies:

(a) Securities transactions:

Securities transactions and related revenue and expenses, are recorded in the accounts on a trade-date basis.

(b) Capital assets:

Capital assets are carried at cost less accumulated amortization. Amortization is provided using the straight-line basis as follows:

Computer equipment	5 years

(c) Measurement uncertainty:

The preparation of financial statements in conformity with Canadian and United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

2. Deposit with North American Clearing Inc.:

The Company entered into a clearing agreement dated July 23, 2004 with North American Clearing Inc. ("NACI"). Under this agreement, the Company clears all trades through NACI and does not carry any customer accounts. Under this agreement, the Company deposited as security with NACI $10,000. This deposit will remain with NACI until the termination of this agreement.

(Prepared in United States Dollars)

3. Capital assets:

	Cost	Accumulated Amortization	2005 Net Book Value	2004 Net Book Value
Computer equipment	$4,921	$597	$4,324	$ -

4. Due to parent company:

The Company advanced $6,238 (2004 – NIL) during the year to Norstar Securities International Inc. ("Norstar"), the Company's parent company. These advances are non-interest bearing, due on demand.

5. Capital stock:

	Shares	Stated Value
Authorized:		
Unlimited common shares		
Issued:		
Issued for cash in 2004	400	$145,000
Balance, March 31, 2004	400	145,000
Issued for cash in 2005	100	33,500
Balance, March 31, 2005	500	$178,500

6. Operating lease commitments:

The Company has contractual obligations in respect of rents payable on leased premises (expiring November 23, 2007) in the approximate amounts as follows:

2006	$ 7,800
2007	7,800
2008	5,200
	$20,800

7. Financial instruments:

(a) Fair values:

The fair values of financial assets and liabilities approximate their carrying values due to the short-term nature of these financial instruments.

(b) Credit risk:

Certain of the Company's financial assets are exposed to the risk of a financial loss occurring as a result of a default of a counter party on its obligations to the Company.

8. Related party transaction:

The Company has only one client that it provides trading services for. This client is its parent company Norstar (a member of the Investment Dealers Association of Canada). During the year, the Company received $69,787 (2004 – NIL) in commission relating to security transactions with its parent company.

ACME SECURITIES INC.

Net Capital Computation

Year ended March 31, 2005
(Prepared in United States Dollars)

Total Equity	$188,561
Less: non-allowable assets	4,324
Less: liabilities	-
Net capital before haircuts	184,237
Less: haircuts	-
Net capital	$184,237

ACME SECURITIES INC.

Statement of Changes in Shareholder's Equity

March 31, 2005
(Prepared in United States Dollars)

	Shares	Stated Value
Authorized:		
Unlimited common shares		
Issued:		
Issued for cash in 2004	400	$145,000
Balance, March 31, 2004	400	145,000
Issued for cash in 2005	100	33,500
Balance, March 31, 2005	500	$178,500

ACME SECURITIES INC

Reconciliation between audited and unaudited statement of financial condition

March 31,2005

(prepared in US dollars)

Shareholder equity from unaudited focus report-March 31, 2005	**$**	**192,460**
Audit adjustments:		
Recording of accrued liability	$	(1,999)
Recording of income tax provision	$	(1,900)
Shareholder equity from Audited financial statements	**$**	**188,561**

DESIGNATION OF ACCOUNTANT

(Notice Pursuant to Rule 17a-5(f)(2))

(i) Broker or Dealer

Name: ACME SECURITIES INC.

Address: 1155 RENE LEVESQUE BLVD. WEST SU
MONTREAL, QUEBEC, CANADA H3B 2H7

Telephone: 416-361-3031

SEC Registration Number: 8-66222

NASD Registration Number: 129406

(ii) Accounting Firm

Name: FELDMAN & ASSOCIATES, LLP
CHARTERED ACCOUNTANTS

Address: 37 MAITLAND STREET
TORONTO, ONTARIO, CANADA M4Y 1C8

Telephone: 416-924-4900

Accountant's State Registration Number: #13690 INSTITUTE OF CHARTERED ACCOUNTANTS OF ONTARIO, CANADA

(iii) Audit date covered by the Agreement:

03	31	2005
(Month)	(Day)	(Year)

(iv) The contractual commitment to conduct the broker's or dealer's annual audit - - (check one)

( ) is for the annual audit only for the fiscal year ending 2____*

(x) is of a continuing nature providing for successive annual audits.

* if this commitment is not of a continuing nature, it will be necessary to file this form each successive year.